Exhibit 99.1

DIF Infrastructure to Acquire Four Utility-Scale Solar Power Plants from Canadian Solar

GUELPH, Ontario and TORONTO, November 18, 2013 — Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., has entered into a sales agreement with a fund managed by DIF (“DIF”), whereby DIF will acquire from Canadian Solar four utility-scale solar power plants located in Ontario, Canada, totaling 40 MWAC at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market. The agreement is subject to usual closing conditions, including the completion of financing for the construction of each solar plant which is being arranged with the participation of leading international banks.

Under the agreement, the four solar power plants, which include “BeamLight” in Georgina, “Gold Light” in Pefferlaw, “Illumination” in Scugog and “Glenarm” in Kawartha Lakes, Ontario, Canada, are expected to start construction in 2013 and 2014, with commercial operation expected in 2014. More than 400 jobs are expected to be created through the construction of the projects, which are expected to generate enough emissions-free energy upon completion to power approximately 7,000 homes.

Approximately 190,000 Canadian Solar CS6X high-performance modules will be installed in the four solar power plants. The high-performance modules have undergone rigorous formal inspections and testing, and have received prominent international quality certificates. Canadian Solar will provide turnkey engineering, procurement and construction services to build the projects and will provide operations and maintenance services after completion.

“DIF has a robust and forward looking vision for solar, with numerous successes worldwide,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “These four solar-power plants will further advance our shared goal of significantly contributing to the growth of solar powered energy and job creation in the Ontario market.”

“Following investments in over 160MW of solar PV projects in Europe by DIF managed funds, DIF is pleased to announce its first renewable energy investment in North America. This investment is consistent with DIF’s strategy to invest in quality assets that will provide stable cash flows to its investors, with proven technology suppliers, such as Canadian Solar. Having worked with Canadian Solar in Europe, this transaction highlights the benefits of working with international groups across different countries,” said Paul Huebener, head of DIF in Canada.

About Canadian Solar

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com

About DIF

DIF is a fully independent dedicated fund management company managing funds of in total € 1.6bn. DIF invests in infrastructure assets that generate long term stable cash flows, including PPP/PFI and renewable energy assets in Europe and North America (www.dif.eu). DIF has offices in Amsterdam, Frankfurt, London, Paris, Luxembourg and Toronto.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.